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06009006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AS 6/3 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barnard Jacobs Mellet (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Stamford Plaza; 301 Tresser Blvd., 6th Fl., Suite 601
(No. and Street)

Stamford (City) Connecticut (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Kevin Jacobs (203)973-2888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AFFIRMATION

I, Christopher Krolick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Barnard Jacobs Mellet (USA) LLC, as of March 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Krolick 4/28/06
Signature Date

Chief Operating Officer
Title

Subscribed and sworn to before me
on this 28th day of April, 2006

PAUL E. CSABY
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2010

Paul E. Csaby
Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
MAY 30 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
209

BARNARD JACOBS MELLET (USA) LLC
(SEC I.D. No. 8-48591)

AUDITED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

MARCH 31, 2006

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Members
Barnard Jacobs Mellet (USA) LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Barnard Jacobs Mellet (USA) LLC as of March 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Barnard Jacobs Mellet (USA) LLC at March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

April 28, 2006
New York, New York

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

BARNARD JACOBS MELLET (USA) LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

ASSETS		
Cash	$ 274,589	
Deposit with clearing organization	109,288	
Receivable from broker/dealer	9,529,323	
Securities owned	225,183	
Prepaid compensation	166,400	
Equipment and improvements	99,048	
Other assets	146,351	
Total assets		$10,550,182

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$678,815	
City income taxes payable	98,175	
Due to related parties	141,968	
Total liabilities		$ 918,958
MEMBERS' EQUITY		9,631,224
Total liabilities and members' equity		$10,550,182

See Notes to financial statements

BARNARD JACOBS MELLET (USA) LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

NOTE 1 - BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Business Operations

The Company, a majority owned subsidiary of a foreign investment holding company, is a limited liability company organized pursuant to the New York Limited Liability Company Law. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's principal lines of business are providing brokerage services to institutional investors primarily related to the stock market of South Africa and proprietary trading activities.

B. Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

C. Securities Owned

Securities owned are recorded on a trade date basis. Such securities are reported at market value based upon quoted market prices. Unrealized gains and losses are reflected and recorded in the statement of income as a component of principal transactions revenue.

D. Equipment and Improvements

Equipment, furniture and fixtures and improvements are carried at cost less accumulated depreciation. Depreciation is provided by using the straight line method over the estimated useful lives of the assets (five to ten years).

E. Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value based method, whereby, compensation cost is measured at the grant date based on the value of the award and is recognized on a pro rata basis during the period the service is performed.

F. Income Taxes

The Company has elected to be treated as a partnership for tax purposes, therefore no provision has been made in the financial statements for

Federal and state income taxes pursuant to the provisions of the Internal Revenue Code applicable to partnerships. The Company, however, is subject to the New York City unincorporated business tax for which a provision has been recorded in the statement of income.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization. As of March 31, 2006, the deposit was maintained in a non-interest bearing deposit account with a financial institution.

NOTE 3 - SECURITIES OWNED

Securities owned consists of $166,981 of foreign bonds and $58,202 of domestic bonds.

NOTE 4 - EQUIPMENT AND IMPROVEMENTS

Equipment and improvements consist of

Equipment	$372,102
Furniture and fixtures	90,473
Improvements	15,733
	478,308
Accumulated depreciation	(379,260)
Total	$ 99,048

NOTE 5 - DUE TO RELATED PARTIES AND RELATED PARTY TRANSACTIONS

A. Due to related parties consists of

Due to member	$ 96,698
Due to affiliate	45,270
Total	$141,968

B. Related Party Transactions

The statement of financial condition includes prepaid compensation of $166,400 for a sign-on bonus of $500,000 paid to the Company's Chief Executive Officer covering a three year term of employment which expires March 2007.

Management and research fees of approximately $504,000 were charged by the majority member of the Company for the year ended March 31, 2006.

In a prior year, the Company implemented a stock-based compensation plan. Pursuant to the plan, the Company and certain eligible employees enter into agreements on an annual basis with its majority member whereby these Company employees are granted stock in the majority member's corporation. The shares granted to the employees vest and are immediately transferred to the employees in two years subject to specified levels of employment service. The cost of the stock grants is fully funded by the Company on each vesting date. The following table summarizes the activity under the stock-based compensation plan

	Shares
Outstanding grants at April 1, 2005	607,800
New shares granted	268,448
Shares forfeited	(25,200)
Shares vested	(582,600)
Outstanding grants at March 31, 2006	268,448

The outstanding grants at March 31, 2006 are scheduled to vest during the year ending March 31, 2007.

For the year ended March 31, 2005, approximately $89,700 was recorded as compensation expense related to the above stock-based compensation. The weighted average cost per share to the Company was approximately $.40 per share.

NOTE 6 - EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made no contributions to the plan during the year ended March 31, 2006.

NOTE 7 - RISKS AND UNCERTAINTIES

A. Credit Risks

The Company maintains its cash balances in a checking account with a

financial institution in excess of the FDIC insured limits. The Company does not anticipate non-performance by the financial institution.

The Company is engaged in various types of brokerage activities servicing a diverse group of institutional and individual investors. Customer securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

B. Other

Certain assets and liabilities of the Company are denominated in foreign currencies. Such assets and liabilities are subject to market risk due to fluctuations in foreign exchange rates.

NOTE 8 - LEASE COMMITMENTS

The Company leases equipment and office space under operating leases which expire through September 2010. Rent expense was approximately $338,000 for the year ended March 31, 2006. Future minimum rental payments are as follows

Years ending March 31,	2007	$196,200
	2008	194,900
	2009	192,100
	2010	192,100
	2011	88,100
		$863,400

NOTE 9 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, equal to the greater of

$100,000 or 6-2/3% of aggregate indebtedness, as defined. At March 31, 2006, the Company had net capital of $9,028,315 in excess of its required net capital minimum limit of $100,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Members
Barnard Jacobs Mellet (USA) LLC

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of Barnard Jacobs Mellet (USA) LLC for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raylield & Licata

April 28, 2006
New York, New York